UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-36896

Mercurity Fintech Holding Inc.

(Exact name of registrant as specified in its charter)

Floor 14, Block B

No. 1004 Chuangye Avenue

Bao’an District, Shenzhen 518000
People's Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Notice of Members’ Requisition

On April 26, 2022 (the “Requisition Date”), the board of directors (the “Board”) of Mercurity Fintech Holding Inc. (the “Company”) received a members’ requisition (the “Requisition”) signed by both Keith Tan Junjie and Shi Qiu (collectively the “Proxy Holders”), who held the fully executed powers of attorney from certain shareholders of the Company owning more than 30% of the total issued and outstanding share capital of the Company as of the Requisition Date. The Requisition requested the Board to convene an extraordinary general meeting of the Company’s shareholders (the “Meeting”) to reorganize the Company’s Board as set forth below in light of the recent changes of the directorship.

The Requisition calls for presenting the following proposals at the Meeting to be convened: 1) removal of each of Laibin Ding, Hua Zhou, Yunhui Jin, and Wenjie Han as directors of the Board, and 2) election of Huahui Deng as the chairman of the Board of the Company, as well as each of Cong Huang, Keith Tan Junjie, Xuehui He, Shi Qiu, Xiang Qu, and Er-Yi Toh as directors of the Board of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

	By:	/s/ Huahui Deng
	Name:	Huahui Deng
	Title:	Director

Date: April 29, 2022